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                            March 16, 2023

       Yongsheng Liu
       Chief Executive Officer
       SunCar Technology Group Inc.
       c/o Shanghai Feiyou Trading Co., Ltd.
       Suite 209, No. 656 Lingshi Road
       Jing   an District, Shanghai, 200072
       People   s Republic of China

                                                        Re: SunCar Technology
Group Inc.
                                                            Amendment No. 2 to
Registration Statement on Form F-4
                                                            Filed March 9, 2023
                                                            File No. 333-269295

       Dear Yongsheng Liu:

             We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our March 7, 2023 letter.

       Amendment No. 2 to Registration Statement on Form F-4 Filed March 9,
2023

       Q: What is the effect of the GEM Purchase Agreement?, page 12

   1. We note your revised disclosure in response to comment 1, including your statement that
                                                        "[s]ince SunCar
controls the timing, quantity, as well as the threshold price (the lowest price at which SunCar
may sell its shares) of each draw down, SunCar fully controls the impact on the prices of
its ordinary shares in case of draw downs under the GEM Purchase
                                                        Agreement, and can
limit the negative price impact to any extent it requires." Please revise to acknowledge
that a negative price impact is a possible result under the GEM
                                                        Purchase Agreement and
remove the disclosure that you are able to "fully control" and
 Yongsheng Liu
SunCar Technology Group Inc.
March 16, 2023
Page 2
      "limit" any such negative price impact.
Prospectus Summary
Regulatory Approvals, page 20

2. We note your disclosure regarding the regulatory updates on February 17, 2023 and
      February 24, 2023. Please revise as follows:

             With respect to the Trial Measures, please elaborate on the type of sanctions that you might be subject to (quantify such sanctions if possible) and disclose who and/or which entity(ies) would be subject to such sanctions.

             Please disclose whether your offering is effectively contingent upon complying with the Trial Measures and receiving CSRC approval. If it is not, please explain the consequences of listing and being declared effective and then subsequently failing to comply with the Trial Measures and/or being denied CSRC approval. Please revise to quantify any fines, penalties, or sanctions, and clarify who or which entity(ies) would be subject to such fines, penalties, or sanctions. If delisting is a potential consequence, please revise to state as much, disclose the impact on the value of your shares, and update your risk factor on pages 52-53 to reflect all material risks to investors.
Recent Developments
Nasdaq Deficiency Notice, page 28

3. Please revise to disclose the current number of Goldenbridge public holders.
       You may contact Tony Watson at 202-551-3318 or Linda Cvrkel at 202-551-3813 if you
have questions regarding comments on the financial statements and related matters. Please contact Cara Wirth at 202-551-7127 or Donald Field at 202-551-3680 with any other questions.



                                                            Sincerely,
FirstName LastNameYongsheng Liu
                                                            Division of
Corporation Finance
Comapany NameSunCar Technology Group Inc.
                                                            Office of Trade &
Services
March 16, 2023 Page 2
cc:       Giovanni Caruso, Esq.
FirstName LastName